Exhibit 99.1 - Satellogic Inc.’s Unaudited Condensed Consolidated Financial Statements

SATELLOGIC INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

	Six Months Ended June 30,
	2024	2023
Revenue	$6,829	$3,184
Costs and expenses
Cost of sales, exclusive of depreciation expense shown separately below	2,554	2,113
General and administrative expenses	14,284	9,867
Research and development expense	4,525	5,827
Depreciation expense	5,946	8,610
Other operating expenses	8,795	13,078
Total costs and expenses	36,104	39,495
Operating loss	(29,275)	(36,311)
Other income (expense), net
Finance income (expense), net	511	1,082
Change in fair value of financial instruments	(5,024)	5,580
Other income, net	2,297	1,922
Total other income (expense), net	(2,216)	8,584
Loss before income tax	(31,491)	(27,727)
Income tax expense	(1,788)	(2,124)
Net loss available to stockholders	$(33,279)	$(29,851)

Other comprehensive loss
Foreign currency translation (loss) gain, net of tax	(348)	76
Comprehensive loss	$(33,627)	$(29,775)

Basic net loss per share for the period attributable to holders of Ordinary Shares	$(0.37)	$(0.33)
Basic weighted-average Ordinary Shares outstanding	90,504,845	89,326,172
Diluted net loss per share for the period attributable to holders of Ordinary Shares	$(0.37)	$(0.33)
Diluted weighted-average Ordinary Shares outstanding	90,504,845	89,326,172
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

SATELLOGIC INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars except share and per share amounts)
(Unaudited)

	June 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$25,605	$23,476
Accounts receivable, net of allowance of $114 and $126, respectively	1,680	901
Prepaid expenses and other current assets	4,344	2,173
Total current assets	31,629	26,550
Property and equipment, net	37,123	41,130
Operating lease right-of-use assets	2,215	3,195
Other non-current assets	5,631	5,507
Total assets	$76,598	$76,382
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$9,475	$7,935
Warrant liabilities	1,595	2,795
Earnout liabilities	213	419
Operating lease liabilities	1,536	2,143
Contract liabilities	2,829	3,728
Accrued expenses and other liabilities	2,730	4,372
Total current liabilities	18,378	21,392
Secured Convertible Notes at fair value	36,430	—
Operating lease liabilities	1,225	1,789
Contract liabilities	1,000	1,000
Other non-current liabilities	501	526
Total liabilities	57,534	24,707
Commitments and contingencies (Note 15)
Stockholders' equity
Ordinary Shares, $0.0001 par value, unlimited shares authorized; 78,089,268 Class A shares issued and 77,521,445 outstanding; and 13,582,642 Class B shares issued and outstanding as of June 30, 2024 and 77,289,166 Class A shares issued and 76,721,343 outstanding and 13,582,642 Class B shares issued and outstanding as of December 31, 2023	—	—
Treasury stock, at cost: 567,823 shares at June 30, 2024, and December 31, 2023	(8,603)	(8,603)
Additional paid-in capital	345,160	344,144
Accumulated other comprehensive loss	(381)	(33)
Accumulated deficit	(317,112)	(283,833)
Total stockholders’ equity	19,064	51,675
Total liabilities, and stockholders’ equity	$76,598	$76,382
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

SATELLOGIC INC.
CONDENSED CONSOLIDATED STATEMENTS OF AND STOCKHOLDERS’ EQUITY
(in thousands of U.S. dollars, except share information)
(Unaudited)

	Shares
	Ordinary Shares	Additional paid-in capital	Treasury stock	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity
Balance as of December 31, 2023	90,303,985	$344,144	$(8,603)	$(33)	$(283,833)	$51,675
Net loss	—	—	—	—	(33,279)	(33,279)
Other comprehensive loss	—	—	—	(348)	—	(348)
Exercise of stock options and RSUs vested	800,102	53	—	—	—	53
Withholding tax on stock-based compensation	—	(295)	—	—	—	(295)
Stock-based compensation	—	1,258	—	—	—	1,258
Balance as of June 30, 2024	91,104,087	$345,160	$(8,603)	$(381)	$(317,112)	$19,064
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

SATELLOGIC INC.
CONDENSED CONSOLIDATED STATEMENTS OF AND STOCKHOLDERS’ EQUITY
(in thousands of U.S. dollars, except share information)
(Unaudited)

	Shares
	Ordinary Shares	Additional paid-in capital	Treasury Stock	Accumulated other comprehensive loss	Accumulated deficit	Total stockholders’ equity
Balance as of December 31, 2022	89,195,437	$337,928	$(8,603)	$(312)	$(222,815)	$106,198
Net loss	—	—	—	—	(29,851)	(29,851)
Other comprehensive loss	—	—	—	76	—	76
Exercise of stock options and RSUs vested	466,093	200	—	—	—	200
Withholding tax on stock-based compensation	—	(219)	—	—	—	(219)
Stock-based compensation	—	2,841	—	—	—	2,841
Balance as of June 30, 2023	89,661,530	$340,750	$(8,603)	$(236)	$(252,666)	$79,245
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

SATELLOGIC INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)
(Unaudited)

	Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net loss	$(33,279)	$(29,851)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	5,946	8,610
Debt issuance costs	2,397	—
Operating lease expense	1,075	1,405
Stock-based compensation	1,258	2,841
Change in fair value of financial instruments	5,024	(5,580)
Foreign exchange differences	(2,208)	(2,909)
Loss on disposal of property and equipment	136	376
Expense for estimated credit losses on accounts receivable	47	63
Equity in net (income) loss of affiliate	(11)	43
Non-cash change in contract liabilities	(951)	—
Other, net	100	—
Changes in operating assets and liabilities:
Accounts receivable	(992)	(303)
Prepaid expenses and other current assets	(2,362)	168
Accounts payable	2,683	(2,221)
Contract liabilities	52	359
Accrued expenses and other liabilities	(1,652)	1,691
Operating lease liabilities	(1,154)	(1,005)
Net cash used in operating activities	(23,891)	(26,313)
Cash flows from investing activities:
Purchases of property and equipment	(3,334)	(9,928)
Other	14	—
Net cash used in investing activities	(3,320)	(9,928)
Cash flows from financing activities:
Proceeds from Secured Convertible Notes	30,000	—
Payments of debt issuance costs	(2,397)	—
Tax withholding payments for vested equity-based compensation awards	(295)	(219)
Proceeds from exercise of stock options	53	200
Net cash provided by (used in) financing activities	27,361	(19)
Net increase (decrease) in cash, cash equivalents and restricted cash	150	(36,260)
Effect of foreign exchange rate changes	2,026	1,594
Cash, cash equivalents and restricted cash - beginning of period	24,603	77,792
Cash, cash equivalents and restricted cash - end of period	$26,779	$43,126
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
1. Nature of the Business and Basis of Presentation
Nature of the Business
On January 25, 2022 (the “Closing Date”), Satellogic Inc. (“Satellogic” or the “Company”), a British Virgin Islands (“BVI”) company incorporated in the BVI, as a company limited by shares, consummated the transactions contemplated by the Agreement and Plan of Merger dated as of July 5, 2021 (the “Merger Agreement”), by and among the Company, CF Acquisition Corp. V, a Delaware corporation (“CF V” and now known as “Satellogic V Inc.”), Ganymede Merger Sub 1 Inc., a BVI business company incorporated in the BVI as a company limited by shares and a direct wholly owned subsidiary of the Company, Ganymede Merger Sub 2 Inc., a Delaware corporation and a direct wholly owned subsidiary of the Company, and Nettar Group Inc. (d/b/a Satellogic), a limited liability company incorporated under the laws of the BVI (“Nettar”).

On January 26, 2022, Satellogic’s Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares” and, together with the Class B ordinary shares, the “Ordinary Shares”), began trading on Nasdaq under the ticker symbol “SATL” and our warrants began trading on Nasdaq under the ticker symbol “SATLW”.
Nettar was, prior to the transaction, the holding company of the Satellogic group and was incorporated on October 7, 2014 under the laws of the BVI as a company limited by shares. The registered office of Satellogic is located at Kingston Chambers Box 173 C/O Maples Corporate Services BVI LTD Road Town, Tortola D8 VG1110.
References to “Nettar” contained herein refer to Nettar Group Inc. prior to the mergers, and references to “the Company,” “we,” “our,” “us” or “Satellogic” refer to Satellogic Inc. prior to the mergers and to the combined company following the mergers.
Through our subsidiaries, we invest in the software, hardware, and optics of the aerospace industry focusing on satellite and image analytics technologies. Our strategy is to build a planetary scale analytics platform based on a proprietary satellite constellation with the capability to generate insights from images and information, with focus on multi-temporal analysis and high frequency of revisits. We also intend to leverage our ability to quickly build and launch high quality, sub-meter satellites at a low cost by selling satellites to certain key customers.
Basis of Presentation
The accompanying unaudited interim condensed consolidated financial statements as of June 30, 2024 and December 31, 2023 and for the six months ended June 30, 2024 and June 30, 2023 (the “Condensed Consolidated Financial Statements”) have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The Company conducts business through one operating segment.
The accompanying Condensed Consolidated Financial Statements include our accounts and those of our wholly owned subsidiaries. All intercompany accounts and transactions, including the intercompany portion of transactions with equity method investees, have been eliminated in consolidation. The Condensed Consolidated Financial Statements are presented in United States dollars (hereinafter “U.S. dollars” or “$”).
The accompanying Condensed Consolidated Financial Statements are unaudited and reflect all adjustments of a normal, recurring nature that are, in the opinion of management, necessary for a fair presentation of the interim period financial statements. The results of operations for these interim periods are not necessarily indicative of the results of operations to be expected for any future period or the full fiscal year. Certain prior year amounts have been reclassified to conform to the current year presentation.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). The JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised that has different application dates for public or private companies, we can adopt the new or revised standard at the time required for private companies to adopt such standard. The foregoing may make comparison of our financial statements with those of another public company difficult or impossible if such other public company is (i) not an emerging growth company or (ii) is an emerging growth company that has opted out of using the extended transition period, due to the potential differences in accounting standards used.

Going Concern and Liquidity

We have evaluated whether there are any conditions and events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern over the next twelve months through August 2025. Since inception, we have incurred significant operating losses and have an accumulated deficit of $317.1 million as of June 30, 2024, with net cash used in operating activities of $23.9 million for the six months ended June 30, 2024. As of June 30, 2024, our existing sources of liquidity included cash and cash equivalents of $25.6 million. We believe that this current level of cash and cash equivalents are not sufficient to fund operations and capital expenditures to reach larger scale revenue generation from our product offerings.
In order for us to proceed and reach larger scale revenue generation, we will need to raise additional funds through the issuance of additional equity, debt or both. Until such time that we can generate revenue sufficient to achieve profitability, we expect to finance our operations through equity or debt financings, which may not be available to us on the timing needed or on terms that we deem to be favorable. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of holders of Ordinary Shares. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures or declaring dividends. If we are unable to obtain sufficient financial resources, our business, financial condition and results of operations will be materially and adversely affected. There can be no assurance that we will be able to obtain the needed financing on acceptable terms or at all. In an effort to alleviate these conditions, we continue to seek and evaluate opportunities to raise additional capital through the issuance of equity or debt securities.

On April 12, 2024, the Company, Nettar and Acquiom Agency Services LLC, as the Holder Representative (the “Holder Representative”), entered into the Note Purchase Agreement (the “Note Purchase Agreement”) with the Purchaser (as defined in the Note Purchase Agreement), pursuant to which Nettar agreed to issue the floating rate secured convertible promissory notes (“Secured Convertible Notes”) in the aggregate principal amount of $30.0 million to the Purchaser. The net proceeds from the issuance of the Secured Convertible Notes, after deducting transaction fees and other debt issuance costs, was approximately $27.6 million. The Secured Convertible Notes initially bear interest at a rate of SOFR plus 6.50% per annum, subject to an additional 4.0% per annum if certain events of default occur and are continuing. The Secured Convertible Notes are guaranteed by the Company and each of the Company’s material subsidiaries (other than Nettar), and are secured by

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
substantially all of the Company’s and its subsidiaries’ assets (including all of its intellectual property). Nettar may issue additional Secured Convertible Notes under the terms thereof, provided the aggregate principal outstanding amount does not exceed $50.0 million. The Secured Convertible Notes mature on April 12, 2028. See Note 14 (Secured Convertible Notes) for additional details on the Secured Convertible Notes.

Although we were able to secure debt financing of approximately $27.6 million during the second quarter of 2024, we do not believe this incremental funding will be sufficient to fund our operations for the next twelve months through August 2025. As a result of these uncertainties, and notwithstanding our plans and efforts to date, there is substantial doubt about our ability to continue as a going concern for one year from the date of when these Condensed Consolidated Financial Statements are issued. If we are unable to raise additional capital as and when needed, or upon acceptable terms, such failure would have a significant negative impact on our financial condition. As such, these conditions raise substantial doubt about the Company’s ability to continue as a going concern.

The accompanying Condensed Consolidated Financial Statements have been prepared assuming we will continue as a going concern. The going concern basis of presentation assumes that we will continue in operation one year after the date these Condensed Consolidated Financial Statements are issued, and we will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. If we cannot continue as a going concern, adjustments to the carrying values and classification of our assets and liabilities and the reported amounts of income and expenses could be required and could be material. We are continuing to take actions to secure sufficient financing (as described above) and thus believe that the application of the going concern assumption for the preparation of the Condensed Consolidated Financial Statements is appropriate.

2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of the Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in these Condensed Consolidated Financial Statements include, but are not limited to, revenue recognition; determination of useful lives of property and equipment; valuation of warrant liabilities, earnout liabilities, stock options; and determination of income tax. We evaluate our estimates and assumptions on an ongoing basis. Actual results could differ from those estimates and such differences may be material to the Condensed Consolidated Financial Statements.
Revenue Recognition
We recognize revenue in accordance with Topic 606, Revenue from contracts with customers. Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that we expect to receive in exchange for goods or services provided under such contracts. We apply the following five-step model in order to determine this amount: (i) identification of the promised goods in the contract; (ii) determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) we satisfy each performance obligation.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Our main revenue stream is from services. We recognize as revenues, the amount of the transaction price that is allocated to the respective performance obligation when or as the performance obligation is satisfied, either over time or a point in time. Revenue is recognized upon delivery for asset monitoring contracts in which performance obligations are satisfied at a point in time upon image delivery. The Company has determined that it provides a series of distinct services in which the customer simultaneously receives and consumes data, so therefore the Company recognizes revenue ratably over the subscription period. For Space Systems contracts, revenue is typically recognized at a point in time, upon delivery of equipment.

The nature of our contracts does not currently give rise to variable consideration related to returns or refunds as those are not offered.
We evaluate contracts with a minimum purchase commitment to determine whether we expect to be entitled to a breakage amount. We consider the requirements on constraining estimates variable consideration. The following factors are evaluated when assessing the increased likelihood of a significant revenue reversal: (i) the amount of consideration is highly susceptible to factors outside our influence or control (e.g., volatility in a market, judgment of action of third parties, weather conditions), (ii) uncertainty about the amount of consideration is not expected to be resolved for a long period of time, (iii) our experience with similar types of contracts is limited, or that experience has limited predictive value, (iv) we have a practice of either offering a broad range of price concessions or changing the payment terms and conditions of similar contracts in similar circumstances, and (v) the contract has a large number and broad range of possible consideration amounts.

We exclude amounts collected on behalf of third parties, such as sales taxes, when determining transaction price.

Contract liabilities consist of payments received from customers, or such consideration that is contractually due, in advance of providing the product or performing services.

We generally do not enter into long-term financing arrangements or payment plans with customers. Although our business practice is not to enter into contracts with non-cash consideration, at times this may occur. In these instances, we determine the fair value of the non-cash consideration at contract inception and includes this value as part of the total arrangement consideration. In instances where we cannot reasonably estimate the fair value of the non-cash consideration, we will measure the consideration indirectly by reference to its stand-alone selling price of the goods promised to the customer in exchange for consideration.
Fair Value Measurement
Certain assets and liabilities are carried at fair value in accordance with U.S. GAAP.
Valuation techniques used to measure fair value requires us to utilize observable and unobservable inputs. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Financial instruments carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:
•Level 1: Quoted prices in active markets for identical assets or liabilities.
•Level 2: Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.
•Level 3: Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Assets and liabilities recognized at fair value on a recurring basis in the Condensed Consolidated Financial Statements are re-assessed at the end of each reporting period to determine whether any transfers have occurred between levels in the hierarchy.
For fair value disclosures, classes of assets and liabilities are based on the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy.
Credit risk management
Credit risk is the risk that a counterparty fails to discharge an obligation to us. We are exposed to credit risk from financial assets including cash, cash equivalents and restricted cash held at banks, trade and other receivables.

The credit risk is managed based on our credit risk management policies and procedures. Credit risk of any entity doing business with us is systematically analyzed, including aspects of a qualitative nature. The measurement and assessment of our total exposure to credit risk covers all financial instruments involving any counterparty risk.
The credit risk in respect of cash balances held with banks and deposits with banks are managed via diversification of bank deposits and are only with major reputable financial institutions.
As our risk exposure is mainly influenced by the individual characteristics of each customer, we continuously analyze the creditworthiness of significant debtors. Accounts receivable are non-interest bearing and generally on terms of 30 to 90 days. As of June 30, 2024 three customers accounted for 65% of our accounts receivable, net of allowance. As of December 31, 2023, two customers accounted for 78% of our accounts receivable net of allowance.
We had three customers that accounted for more than 10% of our revenue totaling $4.6 million for the six months ended June 30, 2024 and two customers that accounted for more than 10% of our revenue totaling $2.6 million for the six months ended June 30, 2023.

Impairment of Assets

We assess potential impairments to long-lived assets whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets or asset group. We performed an impairment test as of June 30, 2024, due to our net loss for the period and concluded that the asset group is not impaired.

Estimates of future cash flows are highly subjective judgments based on management’s experience and knowledge of the Company’s operations. These estimates can be significantly impacted by many factors, including changes in global economic conditions, operating costs, obsolescence of technology and competition.

If estimates or underlying assumptions change in the future, we may be required to record impairment charges. If the fair value of an asset group is less than its carrying amount, then the carrying amount of the asset group would be reduced to its fair value. That reduction is an impairment loss that would be recognized in the Condensed Consolidated Statements of Operations and Comprehensive Loss.

Equity Method Investments

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
We account for equity investments in which we have significant influence, but not a controlling financial interest, using the equity method of accounting. Under the equity method of accounting, investments are initially recorded at cost, less impairment, and subsequently adjusted to recognize our share of earnings or losses as a component of Other income (expense), net in the Condensed Consolidated Statements of Operations and Comprehensive Loss. Our equity method investments are required to be reviewed for impairment when it is determined there may be an other-than-temporary loss in value. We have not recorded any impairment losses related to our equity method investments during the period ended June 30, 2024.

Stock-Based Compensation

We measure and recognize all stock-based compensation expense based on estimated fair values for all stock-based awards made to employees and non-employees. Compensation cost is recognized over the requisite service period for each separate tranche, as though each tranche of the award is, in substance, a separate award. The expense calculation includes estimated forfeiture rates, which have been developed based upon historical experience.

The fair values for stock options are calculated using the Black-Scholes option pricing model using the following inputs:

Expected term - The simplified method is used to calculate the expected term.

Expected volatility - We determine the expected stock price volatility based on the historical volatilities of guideline companies from comparable industries.

Expected dividend yield - We do not use a dividend rate due to the fact that we have never declared or paid cash dividends on the Company’s Ordinary Shares and we do not anticipate doing so in the foreseeable future.

Risk-free interest rate - We base our interest rate on a treasury instrument for which the term is commensurate with the maximum expected life of the stock options.

The fair values for restricted stock units (“RSUs”) with service-based vesting conditions are calculated based upon our closing stock price on the date of the grant.

Foreign Currencies
The financial position and results of operations of certain of our foreign subsidiaries are measured using the local currency as the functional currency. Revenues and expenses of these subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the period. Assets and liabilities of these subsidiaries have been translated at the exchange rates as of the balance sheet date. Translation gains and losses are recorded in accumulated other comprehensive loss.
Aggregate foreign currency gains and losses, such as those resulting from the settlement of receivables or payables, foreign currency contracts and short-term intercompany advances in a currency other than the relevant subsidiary’s functional currency, are recorded currently in the Condensed Consolidated Statements of Operations and Comprehensive Loss (included in other income, net) and resulted in gains of $2.2 million and $2.0 million during the six-month periods ended June 30, 2024 and 2023, respectively.
Leases
We determine if a contract is a lease or contains a lease at inception. On the lease commencement date, we recognize a right-of-use (“ROU”) asset and lease liability related to operating type leases. The cost of ROU

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Operating lease liabilities are recorded based on the present value of the future lease fixed payments. In determining the present value of future lease payments, we use our incremental borrowing rate applicable to the economic environment and the duration of the lease based on the information available at the commencement date as the majority of leases do not provide an implicit rate. For real estate and equipment contracts, we generally account for the lease and non-lease components as a single lease component. In assessing the lease term, we include options to renew only when we are reasonably certain that such option(s) will be exercised; a determination which is at our sole discretion. Variable lease payments are recognized as expenses in the period incurred. For leases with an initial term of 12 months or less, we have elected to not record an ROU asset and lease liability. We record lease expense on a straight-line basis over the shorter of the lease term and estimated useful lives of the assets, beginning on the commencement date.
We remeasure and reallocate the consideration in a lease when there is a modification of the lease that is not accounted for as a separate contract. The lease liability is remeasured when there is a change in the lease term or in the assessment of whether we will exercise a lease option. We assess ROU assets for impairment in accordance with our long-lived asset impairment policy.

We account for lease agreements with contractually required lease and non-lease components on a combined basis. Lease payments made for cancellable leases, variable amounts that are not based on an observable index and lease agreements with an original duration of less than 12 months are recorded directly to lease expense.

For the periods presented, we do not have any financing type leases.

For the six months ended June 30, 2024 and 2023, lease expense was $1.1 million and $1.3 million, respectively. Lease obligations and right of use assets decreased as of June 30, 2024 compared to December 31, 2023 due primarily to the reduction in a facility lease term, which was accounted for as a lease modification in the six months ended June 30, 2024.
Accounts Receivable and Allowance for Credit Losses
Trade accounts receivable are stated at the amount owed by the customer, net of allowances for estimated credit losses, discounts, returns and rebates. We measure the allowance for credit losses based on the estimated loss.
In calculating an allowance for credit losses, we use our historical experience, external indicators, forward-looking information and an aging method. Generally, we assess collectability of trade accounts receivable on a collective basis as they possess shared credit risk characteristics, which have been grouped based on the days past due. For certain customers that have a large percentage of our total accounts receivable, we analyze them on a specific basis to determine expected collectability.
Accounts are written off against the allowance account when they are determined to be no longer collectible. The following table shows the activity in the allowance for credit losses for the six months ended June 30, 2024 and 2023:

	Six Months Ended June 30,
	2024	2023
Allowance for credit losses as of beginning of period	$126	$3,237
Provision	47	63
Recoveries collected	(59)	—
Allowance for credit losses as of end of period	$114	$3,300

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents include deposits in banks and short-term (original maturities of three months or less at the time of purchase), highly liquid investments that are readily convertible to known amounts of cash with a maturity of three months or less at the time of purchase.

Restricted cash, including amounts in Other non-current assets, represents amounts pledged as guarantees for sales and lease agreements as contractually required.

	June 30, 2024	December 31, 2023
Cash and cash equivalents	$25,605	$23,476
Restricted cash included in Other non-current assets	1,174	1,127
Total cash, cash equivalents and restricted cash	$26,779	$24,603

Cash Flow Information

	Six Months Ended June 30,
	2024	2023
Cash paid during the period for:
Income tax, net of refunds	$1,974	$174
Interest	$11	$3

3. Accounting Standards Updates (“ASU”)
Recent Accounting Standards Not Yet Adopted
In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures, which aims to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments in the ASU enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280, and is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating its impact and will implement this standard for year-ended reporting as of and for the year ended December 31, 2024 and interim reporting starting in 2025.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures, which include improvements to income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. This ASU also includes certain other amendments to better align disclosures with Regulation S-X and to remove disclosures no longer considered cost beneficial or relevant. This ASU is effective for public entities for annual periods beginning after December 15, 2024, with earlier or retrospective application permitted. The amendments in this ASU should be applied prospectively for annual financial statements not yet issued or made available for issuance. The Company is evaluating its impact and will implement this standard for year-ended reporting as of and for the year ended December 31, 2024.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
4. Revenue from Contracts with Customers

During the six months ended June 30, 2024 and 2023, the Company recognized revenue of $6.8 million and $3.2 million as described below:

Disaggregation of Revenue

Information about our revenue by business line is as follows:

	Six Months Ended June 30,
	2024	2023
Revenue by business line
Asset Monitoring	$5,148	$2,360
Constellation as a Service (“CaaS”)	824	824
Space Systems	857	—
Total Revenue	$6,829	$3,184

Information about our revenue by timing is as follows:

	Six Months Ended June 30,
	2024	2023
Revenue by timing
Over time	$1,680	$823
Point-in time	5,149	2,361
Total revenue	$6,829	$3,184

Information about the Company’s revenue by geography is as follows:

	Six Months Ended June 30,
	2024	2023
Revenue by geography (1)
Asia Pacific	$1,565	$269
Europe	1,081	993
North America	4,179	1,879
South America	4	43
Total revenue	$6,829	$3,184
(1)Revenue by geography is based on the geographical location of the customer.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Contract liabilities and Remaining Performance Obligations
Our contract liabilities consist of payments received from customers, or such consideration contractually due, in advance of providing the relevant satellite imagery or related service. Amounts included in Contract liabilities are as follows:

	June 30,	December 31,
	2024	2023
Non-current	$1,000	$1,000
Current	2,829	3,728
Total	$3,829	$4,728
During the six months ended June 30, 2024, we recognized revenue of $3.3 million that was included as a Contract liability as of December 31, 2023. During the six months ended June 30, 2023, we recognized revenue of $0.1 million that was included as a Contract liability as of December 31, 2022.
A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The following table represents the total transaction price for the remaining performance obligations as of June 30, 2024 related to non-cancellable contracts longer than 12 months in duration that is expected to be recognized over future periods.

	Within 1 Year	Years 1-2	Years 2-3	Thereafter
Remaining performance obligations	$10,113	$6,087	$2,500	$—

5. Warrant Liabilities

	Liberty Warrants and Liberty Advisory Fee Warrant	PIPE Warrant	$8.63 Warrants	Total Warrants
As of December 31, 2023	$2,017	$97	$681	$2,795
Change in fair value of financial instruments	(933)	(41)	(226)	(1,200)
As of June 30, 2024	$1,084	$56	$455	$1,595

Liberty Warrants and Liberty Advisory Fee Warrant

Related to a subscription agreement (the “Liberty Subscription Agreement”) among the Company, CF V and an investor, the Company agreed to issue and sell, among other securities, warrants (i) to purchase up to 5,000,000 of the Company’s Class A Ordinary Shares (the “Class A Ordinary Shares”) at an exercise price of $10.00 per share and (ii) to purchase up to 15,000,000 of Company’s Class A Ordinary Shares at an exercise price of $15.00 per share (collectively, the “Liberty Warrants”), in a private placement for an aggregate purchase price of $150.0 million. The transaction closed in February 2022. In connection with that transaction, an advisory fee, payable by the Company in exchange for advisory services to be provided to the Company from time to time until a Cessation Event (as defined in the Liberty Subscription Agreement) that includes a warrant to purchase 2,500,000 of the Company’s Class A Ordinary Shares at an exercise price of $10.00 per share (the “Liberty Advisory Fee Warrant”). The Liberty Warrants and the Liberty Advisory Fee Warrant were initially recognized as a liability with a fair value of $30.9 million. The Liberty Warrants and the Liberty Advisory Fee Warrant remain unexercised and were remeasured to fair value of $1.1 million as of June 30, 2024.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
PIPE Warrant

The PIPE Warrant was initially recognized as a liability with a fair value of $1.3 million. The PIPE Warrant remains unexercised and was remeasured to fair value of $0.1 million as of June 30, 2024.

$8.63 Warrants

In connection with the Merger, we entered into an Assignment, Assumption and Amendment Agreement (the “Amended Warrant Agreement”), dated January 25, 2022 with the CFAC Holdings V, LLC, a Delaware limited liability company (the “Sponsor”), and CF V that amends the Warrant Agreement (the “Existing Warrant Agreement”), dated January 28, 2021.

Pursuant to the Existing Warrant Agreement, we issued Public Warrants to purchase 8,333,333 Class A Ordinary Shares and 200,000 Private Placement Warrants. Additionally, we agreed to issue the Forward Purchase Warrant (together, with the Public Warrants and the Private Placement Warrants, the “$8.63 Warrants”) to purchase 333,333 Class A Ordinary Shares pursuant to the Amended and Restated Forward Purchase Agreement entered into by the Company, the Sponsor and CF V.

All of the $8.63 Warrants are governed by the Existing Warrant Agreement. The $8.63 Warrants became exercisable 30 days after the Closing Date, or February 25, 2022, and will expire five years after the Closing Date (January 25, 2027), or earlier upon redemption or liquidation.

The $8.63 Warrants were initially recognized as a liability with a fair value of $4.9 million. On April 1, 2022, we determined pursuant to a warrant agreement executed by CF V on January 28, 2021, as modified and assumed by an assignment and assumption agreement executed on January 25, 2022, that the warrant price with respect to the warrants issued and outstanding was adjusted from $11.50 to $8.63 and the redemption price was adjusted from $18.00 to $13.50. $8.63 Warrants were remeasured to fair value of $0.5 million as of June 30, 2024.

6. Earnout Liability

Sponsor Earnout
As of December 31, 2023	$419
Change in fair value of financial instruments	(206)
As of June 30, 2024	$213

Sponsor Earnout

Pursuant to that certain Sponsor Support Agreement, dated as of July 5, 2021, by and among us, the Sponsor and Nettar, the Sponsor has agreed that during the period between the Closing and the five-year anniversary of the Closing, the Sponsor shall not sell, transfer or otherwise dispose of Class A Ordinary Shares equal to 1,869,000 less 30% of Forfeiture Escrow Shares retired and canceled (“Sponsor Earnout”). The Sponsor Earnout is subject to potential forfeiture to us for no consideration until the occurrence of each tranche’s respective earnout triggering event. The earnout triggering events related to achieving a closing price at or above $12.50, $15.00 and $20.00 per share, respectively, for any 10 trading days over a 20-trading-day period

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
were not satisfied during the six months ended June 30, 2024. As a result, the 1,775,962 Class A Ordinary Shares were not vested and are subject to transfer restrictions and contingent forfeiture provisions.

The estimated fair value of the Sponsor Earnout liability is based on a Monte Carlo simulation valuation model using a distribution of potential outcomes on a semi-annual basis over the earnout period, using the most reliable information available. Assumptions used in the valuation are as follows:

	June 30, 2024	December 31, 2023
Expected term (in years)	2.57	3.07
Dividend yield (%)	—%	—%
Expected volatility	80.5%	64.0%
Risk-free interest rate	4.6%	4.0%
Expected number of shares	1,775,962	1,775,962

7. Property and Equipment
Property and equipment, net consists of the following:

	Estimated Useful Life (in years)	June 30, 2024	December 31, 2023
Satellites and other equipment	3-5	$70,815	$68,184
Satellites under construction	Not applicable	16,653	17,506
Leasehold improvements	5-10	7,743	7,624
Other property and equipment	3-10	4,328	4,241
Total property and equipment		99,539	97,555
Less: Accumulated depreciation		(62,416)	(56,425)
Property and equipment, net		$37,123	$41,130

Information related to the Company’s property and equipment and operating lease ROU assets by geography is as follows:

	June 30, 2024	December 31, 2023
Uruguay	$33,692	$36,428
Argentina	437	807
Spain	771	861
Netherlands	4,251	5,896
Other countries	187	333
Total (1) (2) (3)	$39,338	$44,325
(1)Non-current assets include property and equipment, net and operating lease right-of-use assets.
(2)Presentation in the table is based on the geographic location of the entity that holds the assets.
(3)We do not have any non-current assets in the country of incorporation of the holding company.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
8. Additional Financial Statement Information

Prepaid Expenses and Other Current Assets

	June 30,	December 31,
	2024	2023
Prepaid expenses and other current assets
Prepaid expenses	$3,844	$1,737
Advances to suppliers	154	197
Other current assets	346	239
Total	$4,344	$2,173
Accrued Expenses and Other Liabilities

	June 30,	December 31,
	2024	2023
Accrued expenses and other liabilities
Payroll and benefits payable	1,302	1,490
Other taxes payable	1,428	2,882
Other	501	526
Total	$3,231	$4,898

Total current	$2,730	$4,372
Total non-current	$501	$526

Finance Costs, net

	Six Months Ended June 30,
	2024	2023
Finance income (expense), net
Interest expense	$(11)	$(3)
Other finance costs	(55)	(65)
Interest income	577	1,150
Total	$511	$1,082

9. Income Tax
We are incorporated in the BVI. Our operations are conducted through various subsidiaries in a number of countries throughout the world with significant operations in Uruguay, where we operate in a free trade zone. Consequently, income tax has been provided based on the laws and tax rates in effect in the countries in which

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
operations are conducted or in which our subsidiaries are considered resident for corporate income tax purposes, including Argentina, China, Israel, the Netherlands, Spain, Uruguay, and the United States.

The components of income tax expense were as follows:

	Six Months Ended June 30,
	2024	2023
Loss before income tax	$(31,491)	$(27,727)
Provision for income tax	$1,788	$2,124
Effective tax rate	(5.7%)	(7.7%)
Our effective tax rate for the six months ended June 30, 2024 differs from the BVI statutory rate of 0%. We maintain the exception under ASC 740-270-30-36(b), Accounting for Income Taxes, for jurisdictions that do not have reliable estimates of income. We have used a year-to-date methodology to determine the effective tax rate for the six months ended June 30, 2024 and 2023.

The Company recognizes uncertain income tax positions when it is not more-likely-than-not a tax position will be sustained upon examination. As of June 30, 2024, the Company has recognized uncertain tax positions related to positions taken in Argentina and Spain. If necessary, the Company accrues interest and penalties related to uncertain tax positions as a component of the income tax provision.

A reconciliation of the beginning and ending amounts of our gross unrecognized tax benefits is as follows:

Six Months Ended June
2024
Balance at January 1, 2024	$(1,073)
Increases (decreases) in tax positions related to prior periods	(256)
Balance at June 30, 2024	$(1,329)

10. Stock-based Compensation
Our employees, including senior executives, receive incentives in the form of stock options and RSUs, whereby employees render services as consideration for equity instruments (equity-settled transactions).

On the Closing Date, we established the 2021 Equity Incentive Plan under which RSUs were issued. The Equity Incentive Plan provides for grant of options, stock appreciation rights, restricted stock awards, RSUs, shares granted as a bonus or in lieu of another award, dividend equivalents, or other stock-based awards or performance awards at the discretion of a board-elected committee. We also maintain our 2015 Share Plan as amended (the “2015 Plan”) under which stock-based awards were issued or modified. The options were typically granted for a four-year vesting term and have a maximum term of 10 years. As of December 31, 2023, no further awards have or shall be granted under the 2015 Plan. There were no options granted during the six months ended June 30, 2024 or 2023. the direct allocation as well as the sale of shares and the granting of options for the purchase of shares, at the discretion of the Company’s board of directors, to certain employees, advisors and/or independent directors.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
A summary of stock option activity for the six months ended June 30, 2024 was as follows:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Intrinsic Value (in thousands)
Balance as of December 31, 2023	4,909,302	$1.55	5.58	$3,393
Forfeited	(103,812)	4.10
Exercised	(80,357)	0.68
Expired	(22,809)	2.19
Outstanding at June 30, 2024	4,702,325	$1.49	5.05	$636
Exercisable at June 30, 2024	4,517,989	$1.39	4.97	$636

There were no material cancellations or modifications to the granted awards for the six months ended June 30, 2024 and 2023.
A summary of RSU activity for the six months ended June 30, 2024 is as follows:

	Number of RSUs	Intrinsic value (in thousands)
Outstanding unvested RSUs at December 31, 2023	3,229,915
Granted during the year	1,792,798
Forfeited during the year	(1,021,199)
Vested during the year (1)	(984,261)
Outstanding unvested RSUs at June 30, 2024	3,017,253	$3,138

(1) The issuance of Class A Ordinary Shares was deferred, as elected by the grantees, for 264,516 RSUs that vested during the six months ended June 30, 2024.

The weighted-average grant-date price of RSUs at June 30, 2024 was $1.68. The number of shares vested is net of 210,637 RSUs forfeited for payment of withholding taxes. There were 859,101 RSUs that vested in 2024 but were not yet issued as Ordinary Shares as of June 30, 2024.

As of June 30, 2024, unrecognized stock-based compensation cost related to outstanding options and RSUs that are expected to vest was $0.2 million and $2.9 million, respectively, which is expected to be recognized over a weighted-average period of 0.4 years and 1.7 years, respectively.

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of U.S. dollars, except per share data, unless otherwise stated)
(Unaudited)
Stock-based Compensation Expense

Total employee and non-employee stock-based compensation expense for the six months ended June 30, 2024 and 2023 was classified in the Condensed Consolidated Statements of Operations and Comprehensive Loss as follows:

	Six Months Ended June 30,
	2024	2023
General and administrative expenses	$1,049	$1,830
Research and development expenses	31	621
Other operating expenses	178	390
Total	$1,258	$2,841

11. Net Loss Per Share
Diluted loss per share considers the impact of potentially dilutive securities. We identified financial instruments that qualify as potential Ordinary Shares: (i) the share-based options awards described in Note 12 (Stock-based Compensation), (ii) the warrants described in Note 5 (Warrant Liabilities), (iii) the earnout liabilities described in Note 6 (Earnout Liabilities), and the convertible debt described in Note 14 (Secured Convertible Notes). Each of these potential Ordinary Shares are antidilutive for both periods since their conversion to Ordinary Shares would decrease loss per share from continuing operations.
Basic and diluted net loss per share attributable to holders of Ordinary Shares is calculated as follows:

	Six Months Ended June 30,
	2024	2023
Net loss attributable to holders of Ordinary Shares	$(33,279)	$(29,851)
Basic weighted-average Ordinary Shares outstanding	90,504,845	89,326,172
Basic net loss per share for the period attributable to holders of Ordinary Shares	$(0.37)	$(0.33)

Effect of dilutive securities:
Dilutive numerator	$(33,279)	$(29,851)
Diluted weighted-average Ordinary Shares outstanding	90,504,845	89,326,172
Diluted net loss per share for the period attributable to holders of Ordinary Shares	$(0.37)	$(0.33)

12. Fair Value Measurements and Financial Instruments
The following tables provide the fair value measurement hierarchy of the Company’s assets and liabilities:

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)

As of June 30, 2024	Fair value measurement using
Financial instruments	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)

$8.63 Warrants liability	$455	$—	$—
PIPE Warrant liability	—	—	56
Liberty Warrants and Liberty Advisory Fee Warrant liability	—	—	1,084
Total Warrant Liabilities	$455	$—	$1,140
Sponsor Earnout Liability	$—	$—	$213
Secured Convertible Notes	$—	$—	$36,430

As of December 31, 2023	Fair value measurement using
Financial instruments	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
$8.63 Warrants liability	$681	$—	$—
PIPE Warrant liability	—	—	97
Liberty Warrants and Liberty Advisory Fee Warrant liability	—	—	2,017
Total Warrant Liabilities	$681	$—	$2,114
Sponsor Earnout Liability	$—	$—	$419
The following methods and assumptions were used to estimate the fair values:
•The carrying values of cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other liabilities are considered to approximate their fair values due to the short term nature of these items.
•The fair values of the PIPE Warrant have been estimated using the Black-Scholes model. Inputs used for the fair value measurement include:
◦Time to expiry – 2.6 years
◦Volatility – 80.5%
◦Risk free rate of return: 4.6%
•The fair value of the Sponsor Earnout has been estimated using the Monte Carlo model. Inputs used for the fair value measurement include:
◦Time to expiry – 2.6 years
◦ Volatility – 80.5%
◦Risk free rate of return: 4.6%
•The fair values of the Liberty Warrants and Liberty Advisory Fee Warrant have been estimated using the Black-Scholes model. Inputs used for the fair value measurement include:
◦ Time to expiry – 2.6 years
◦Volatility – 80.2%
◦Risk free rate of return: 4.6%

•The fair values of the Secured Convertible Notes is determined by using the “with” method. At each measurement date we valued the Secured Convertible Notes with the conversion option. The difference between the aggregate fair value of the Secured Convertible Notes and the unpaid principal balance was $6.4 million at June 30, 2024. Inputs used for the fair value measurement include:
◦Credit spread – 25.67% to 38.17%

SATELLOGIC INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US dollars, except per share data, unless otherwise stated)
(Unaudited)
◦Volatility – 60%
◦Risk free rate of return: 4.5%
•The carrying value of operating lease liabilities is calculated as the present value of lease payments, discounted at its incremental borrowing rate at the lease commencement date. We consider that the incremental borrowing rate remained unchanged, therefore the carrying amount of operating lease liabilities approximates their fair value.
•Changes in the fair value of Level 3 liabilities during the six months ended June 30, 2024 and 2023 were as follows:

	Liberty Warrants and Liberty Advisory Fee Warrant	PIPE Warrant	Sponsor Earnout	Secured Convertible Notes
At January 1, 2023	$6,191	$311	$1,353	$—
Remeasurement (gain)/loss (1)	(3,852)	(202)	(849)	—
At June 30, 2023	$2,339	$109	$504	$—

At January 1, 2024	$2,017	$97	$419	$—
Issues	—	—	—	30,000
Remeasurement (gain)/loss (1)	(933)	(41)	(206)	6,430
At June 30, 2024	$1,084	$56	$213	$36,430
(1)Recognized in the Condensed Consolidated Statements of Operations and Comprehensive Loss for the six months ended June 30, 2024 and 2023, respectively.

There were no transfers between Level 1 and Level 2 during the six months ended June 30, 2024 or 2023.

13. Related Parties

We made purchases totaling $0.5 million and $1.4 million from our equity method investee, Officina Stellare (“OS”), in the six months ended June 30, 2024 and 2023 and there was $0.8 million and $0.3 million owed to OS and included in accounts payable at June 30, 2024 and December 31, 2023, respectively.

CF&Co, which is the beneficial owner of more than 5% of the Company’s outstanding Class A Ordinary Shares, served as the Company’s financial advisor in connection with the offering and sale of the Secured Convertible Notes. Pursuant to a letter agreement, CF&Co received a fee equal to $0.9 million after the closing of the Secured Convertible Notes. Howard Lutnick, a member of the Company’s Board of Directors, is the Chief Executive Office of CF&Co.

See Note 14 (Secured Convertible Notes) for additional details on the Secured Convertible Notes.

14. Secured Convertible Notes

There was no debt as of December 31, 2023. Debt as of June 30, 2024 is as follows:

June 30, 2024
Secured Convertible Notes	$36,430
Less: Current portion	—
Total non-current debt	$36,430

On April 12, 2024, the Company, Nettar and the Holder Representative entered into a Note Purchase Agreement with the Purchaser, pursuant to which Nettar agreed to issue $30.0 million aggregate principal amount of Secured Convertible Notes to the Purchaser. The net proceeds from the issuance of the Secured Convertible Notes, after deducting transaction fees and other debt issuance costs, was approximately $27.6 million. The Secured Convertible Notes initially bear interest at a rate of SOFR plus 6.50% per annum 11.7% as of June 30, 2024), subject to an additional 4.0% per annum if certain events of default occur and are continuing. The Secured Convertible Notes are guaranteed by the Company and each of the Company’s material subsidiaries (other than Nettar), and are secured by substantially all of the Company’s and its subsidiaries’ assets (including all of its intellectual property). Nettar may issue additional Secured Convertible Notes under the terms thereof, provided the aggregate principal outstanding amount does not exceed $50.0 million.

The Secured Convertible Notes are convertible into shares of the Company’s Class A Ordinary Shares at an initial conversion price of $1.20 (or 833 Class A Ordinary Shares per $1,000 principal amount of Secured Convertible Notes), subject to customary anti-dilution adjustments. The Company’s ability to settle conversions using the Company’s Class A Ordinary Shares is subject to CFIUS Approval (as defined in the Note Purchase Agreement).

Unless this Note has been previously settled or converted in accordance with the other features mentioned within agreement, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date, April 12, 2028.

In the event of an asset sale by the Company (outside the ordinary course of business) or an insurance or condemnation event that results in net proceeds to the Company in excess of $2.0 million Nettar will be required to offer to prepay the Secured Convertible Notes up to the amount of such proceeds at par (unless such proceeds are used to purchase comparable assets within six months). In the event the Secured Convertible Notes are accelerated as a result of an event of default, Nettar must pay a pre-payment penalty equal to 5% of the greater of (i) the outstanding principal amount and (ii) the then-prevailing conversion value. In connection with a change of control of the Company (including delisting of the Company’s Class A Ordinary Shares), the holder has the right to require the Company to repurchase the Secured Convertible Notes for cash at a price equal to the greater of (i) 105% of the redemption value of the Secured Convertible Notes or (ii) 105% of the then-prevailing conversion value, plus accrued but unpaid interest thereon, as well as any other amounts owed (the “Put Price”). Nettar also has the right to repurchase or force-convert the Secured Convertible Notes in connection with a full acquisition of the Company at the Put Price.

The Secured Convertible Notes contain certain restrictive covenants, including restrictions on (i) incurring indebtedness, subject to certain exceptions, (including the ability to issue additional Secured Convertible Notes; provided the aggregate principal outstanding amount does not exceed $50.0 million), (ii) creating certain liens, subject to certain exceptions, (iii) the payment of dividends or other restricted payments, (iv) the sale, transfer or otherwise conveyance of certain assets, subject to asset sale pre-payment described above, and (v) affiliate transactions.

In connection with the offering, the Company also entered into (i) a side letter with the Purchaser, pursuant to which the Purchaser will be entitled to pre-emptive rights, in order to maintain its as-converted ownership percentage on the same basis as new capital raised and (ii) a registration rights agreement with the Purchaser, pursuant to which the Company agreed to register for resale the Class A Ordinary Shares issuable upon conversion of the Secured Convertible Notes.

The Company has elected to measure its Secured Convertible Notes at fair value and accordingly recognized $2.4 million of debt issuance costs as incurred at the time of issuance in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss. The Secured Convertible Notes had a fair value of $36.4 million compared to a principal amount of $30.0 million at June 30, 2024.

The Company presents changes in fair value of the Secured Convertible Notes during the period as follows: (1) changes in fair value attributable to the Company’s own credit risk are presented within Accumulated other comprehensive loss on the Condensed Consolidated Balance Sheets and as a component of Other comprehensive loss on the Condensed Consolidated Statements of Operations and Comprehensive Loss; and (2) other fair value changes are presented within Change in fair value of financial instruments on the Consolidated Statements of Operations and Comprehensive Loss.

15. Commitments and Contingencies
Contingencies
We may be named from time to time as a party to lawsuits arising in the ordinary course of business related to our sales, marketing, and the provision of our services and equipment. Litigation and contingency accruals are based on our assessment, including advice of legal counsel, regarding the expected outcome of litigation or other dispute resolution proceedings. If we determine that an unfavorable outcome is probable and can be reasonably assessed, we establish the necessary accruals. As of June 30, 2024 and December 31, 2023, we are not aware of any contingent liabilities that should be reflected in the Condensed Consolidated Financial Statements.